Filed Pursuant to Rule 433
Registration No. 333-156442
November 16, 2011

Rockwell Collins, Inc.
Pricing Term Sheet
November 16, 2011

Issuer:	Rockwell Collins, Inc.
Title:	3.100% Notes due 2021
Expected Ratings*:	Moody’s: A1 (stable) / S&P: A (stable) / Fitch: A (stable)
Principal Amount:	$250,000,000
Trade Date:	November 16, 2011
Settlement Date:	November 21, 2011 (T+3)
Maturity Date:	November 15, 2021
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2012
Coupon:	3.100% per annum, accruing from November 21, 2011
Public offering price:	99.719%
Benchmark Treasury:	2.000% due November 15, 2021
Benchmark Treasury Price / Yield:	99 - 22 + / 2.033%
Spread to Benchmark Treasury:	T + 110 bps
Yield to Maturity:	3.133%
Optional Redemption Provisions:
Make-whole Redemption	At any time prior to August 15, 2021, in whole or in part, at the greater of 100% of the principal amount of notes being
redeemed and at a make-whole redemption price
determined by using a discount rate of the applicable
Treasury Rate plus 20 basis points, plus, in each case,
accrued and unpaid interest to the redemption date
Par Redemption	At any time on or after August 15, 2021, in whole or in part, at
100% of the principal amount of the notes being redeemed,
plus accrued and unpaid interest to the redemption date
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	774341 AC5 / US774341AC53
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC
Senior Co-Managers:	J.P. Morgan Securities LLC
UBS Securities LLC
Co-Managers:	KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
Mitsubishi UFJ Securities (USA), Inc.
BNY Mellon Capital Markets, LLC
Credit Agricole Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, Standard & Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This pricing term sheet supplements the preliminary prospectus supplement issued by Rockwell Collins, Inc. on November 16, 2011 relating to its prospectus dated December 23, 2008.

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